[GRAPHIC OMITTED]
                             51 ZACA LANE, SUITE 120
                            SAN LUIS OBISPO, CA 93401
                              PHONE (805) 547-3900
                               FAX (805) 543-7570

Saturday, July 27, 2002

Mike Manahan
Magnum Financial Group, LLC
2523 W. 7th Street, Suite B
Los Angeles, CA 90057

Dear Mike,

Thanks very much for the time spent with us on Friday morning. Below is a detail of the areas that we believe will need to be addressed as well as a list of the deliverables that we would like to see in the agreement.

I have a board meeting at 10am on Monday. I would very much appreciate it if you and I could talk before then to discuss this matter so I can put the proposal before the board.

1.) Goals
    a. GOAL #1: Acquisition of new company to occupy public shell.
       Acquisition candidate must meet basic parameters
 o Revenues of $2 million per year or more in a business sector which would be considered attractive by the investment community through an existing and scalable line of business.
 o          Current financial performance equal to breakeven or profitable.
 o          Healthy balance sheet with acceptable debt/equity ratio.
 o Significant growth opportunities which will be enabled by virtue of becoming a public company.
    b. GOAL #2:  Spin off existing media business to become private.
2.) Objectives
    a. Identification of conditions upon which an acquisition can be closed, draft proposed LOI
    b. Presume following matters will need resolution in order to secure acquisition
        i.   Reverse split of stock
        ii. Secure bridge funding to address vendor debt and cover burn rate until acquisition is closed.
        iii. Balance Sheet clean up plan
                1.       Bankruptcy of defunct subsidiaries


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                2.       Retirement of Promissory Note
        iv.  Resolve Legal Matters
                1.       Talbot v. Thaon (former officer and director)
                2.       Olympic Town, LLC v Thaon (former landlord)
    c.       Create strategy for dealing with key insiders
    d. Create strategy for spinning off or selling media business to a private company
    e.       Create plan for raising bridge capital.
    f.       Identify one or more acceptable acquisition candidates

From the above mentioned goals and objectives, below is a list of deliverables that we would like to add to the agreement with Magnum Financial


o Chair a strategic planning session to occur on Wednesday, July 31, 2002, or Thursday, August 1, 2002 or within two work days of August ______, 2002.
o From decisions made in the strategic planning session, collaborate with management to draft a comprehensive written plan, which, upon execution, would result in a new company residing in the Thaon public entity and the current Thaon media business residing in a private entity and a definitive strategy to securing the financing necessary to achieve the objectives and goals contained within the plan.
o Deliver a written risk assessment to Thaon board of directors identifying potential roadblocks to successful execution of plan. (no problem)
o Introduce Thaon to any acquisition candidates that fit the following parameters (Healthy balance sheet is going to be a challenge, particularly with current market conditions--the best we can hope for is to find the best merger candidate possible, but remember, we are not the best shell.)
              o Revenues of $2 million per year or more in a business sector which would be considered attractive by the investment community through an existing and scalable line of business.
              o Current financial performance equal to breakeven or profitable.
              o An acceptable balance sheet, as evaluated by Magnum and Thaon collectively with tolerable debt/equity ratio.
              o Significant growth opportunities which will be enabled by virtue of becoming a public company.
o Draft proposed letter of intent containing conditions upon which an acquisition can be closed. (no problem)
o Deliver written recommendation to Thaon board of directors regarding timing and size of reverse split.
              (and/or splits--again, needs to part of our plan)
o Deliver written recommendation to management for dealing with key insiders which anticipates:
              o       Timing of conversion of preferred  stock to common
              o Anticipates any use of key insider shares for resolution of conditions to Closing acquisition such as resolution



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                      of Talbot v. Thaon lawsuit
              o Anticipates any use of key insider shares as they may be used to determine the final disposition of the existing media business. (All also will be addressed in the plan as we review scenarios.)
o Take active involvement in resolving Talbot v. Thaon lawsuit on an as needed basis. (no problem)
o Take active involvement in resolving Olympic Town v. Thaon lawsuit on an as needed basis. (no problem)